1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 23, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSED ACQUISITION OF 29.9% INTEREST IN

THE ACQUISITION
WINSWAY COKING COAL HOLDINGS LIMITED

The Board announces that on 23 April 2012, the Company entered into the Share Sale and Purchase Agreement with Winsway Resources and Mr. Wang, pursuant to which the Company has conditionally agreed to purchase and Winsway Resources has conditionally agreed to sell 1,128,186,410 Winsway Shares legally and beneficially held by Winsway Resources, representing 29.9% of the issued share capital of Winsway, at a total cash consideration of HK$2,391,755,189.20, representing HK$2.12 per Acquisition Share. In addition, Mr. Wang, the ultimate beneficial owner of Winsway Resources, has agreed unconditionally and irrevocably to guarantee all obligations of Winsway Resources under the Share Sale and Purchase Agreement.

Based on publicly available information, Mr. Wang and his associates own approximately 48.64% of the issued shares of Winsway.

After Completion, the Company will be interested in 29.9% of the issued share capital of Winsway and will become the single largest shareholder of Winsway. Winsway will be accounted for in the books of the Company as an investment in associates and the financial results of Winsway will be accounted for by using the equity method of accounting. Since Winsway will not become a subsidiary of the Company, the assets, liabilities and results of Winsway will not be consolidated with those of the Group.

Winsway is one of the leading suppliers of imported coking coal and particularly, one of the largest offtakers of Mongolian coking coal into China. Winsway's principal business includes procurement, transportation, storage, processing and marketing of coking coal, servicing the Chinese steel industry at large. The Winsway Shares are listed on the Main Board of the Stock Exchange.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, each of Mr. Wang, Winsway Resources and Winsway is a third party independent of the Company and the connected persons of the Company.

LISTING RULES IMPLICATIONS

Since the applicable percentage ratio under Rule 14.07 of the Listing Rules in respect of the Acquisition (being the profits ratio) exceeds 25% but is below 100%, the Acquisition constitutes a major transaction of the Company and is subject to reporting, announcement and shareholders' approval requirements under Chapter 14 of the Listing Rules.

As a major transaction of the Company under Chapter 14 of the Listing Rules, the Acquisition is subject to approval by the Shareholders at a general meeting. To the best knowledge of the Company, as at the date of this announcement, no Shareholder has a material interest in the Acquisition which would require him/her to abstain from voting at the general meeting to be convened to, among other things, consider and approve the Acquisition.

The Group had no other prior transactions with Mr. Wang, Winsway Resources, Winsway and their respective associates which require aggregation with the Acquisition under Rule 14.22 of the Listing Rules.

DESPATCH OF CIRCULAR

The Company shall convene a general meeting to seek the approval of the Acquisition by the Shareholders and aims to despatch to the Shareholders a circular setting out, among other things, further details of the Acquisition and information about the Company and Winsway, on or about 9 June 2012. The Company may not be able to despatch the circular 15 Business Days after the date of this announcement due to the time required to prepare the relevant financial and other information as required to be included in the circular under the Listing Rules.

The Shareholders and potential investors should be aware that the Acquisition is subject to certain conditions being satisfied, and consequently the Acquisition may or may not proceed. Accordingly, they are advised to exercise caution when dealing in the securities of the Company.

THE ACQUISITION

The Board announces that on 23 April 2012, the Company entered into the Share Sale and Purchase Agreement with Winsway Resources and Mr. Wang, pursuant to which the Company has conditionally agreed to purchase and Winsway Resources has conditionally agreed to sell 1,128,186,410 Winsway Shares legally and beneficially held by Winsway Resources, representing 29.9% of the issued share capital of Winsway, at a total cash consideration of HK$2,391,755,189.20, representing HK$2.12 per Acquisition Share. In addition, Mr. Wang, the ultimate beneficial owner of Winsway Resources, has agreed to unconditionally and irrevocably guarantee all obligations of Winsway Resources under the Share Sale and Purchase Agreement. Further details in respect of the Share Sale and Purchase Agreement are set out below.

The Share Sale and Purchase Agreement

Date

23 April 2012

Parties

(1)	The Company (as the purchaser);

(2)

Winsway Resources (as the seller), is an investment holding company and the legal and beneficial owner of 1,627,043,688 Winsway Shares, representing approximately 43.12% of the total issued share capital of Winsway as at the date of this announcement, and is indirectly wholly-owned by Mr. Wang; and

(3)

Mr. Wang (as the guarantor), is the founder and the ultimate beneficial owner of Winsway indirectly holding 1,835,150,109 Winsway Shares, representing approximately 48.64% of the total issued share capital of Winsway as at the date of this announcement.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, each of Mr. Wang and Winsway Resources is a third party independent of the Company and the connected persons of the Company.

Shares to be acquired by the Company

Pursuant to the Share Sale and Purchase Agreement, the Company has conditionally agreed to purchase and Winsway Resources has conditionally agreed to sell 1,128,186,410 Winsway Shares, representing 29.9% of the issued share capital of Winsway, legally and beneficially held by Winsway Resources.

Based on publicly available information, Mr. Wang and his associates own approximately 48.64% of the issued shares of Winsway.

After Completion, the Company will be interested in 29.9% of the issued share capital of Winsway and will become the single largest shareholder of Winsway. Winsway will be accounted for in the books of the Company as an investment in associates and the financial results of Winsway will be accounted for by using the equity method of accounting. Since Winsway will not become a subsidiary of the Company, the assets, liabilities and results of Winsway will not be consolidated with those of the Group.

Consideration

The consideration payable by the Company to Winsway Resources per Acquisition Share under the Share Sale and Purchase Agreement is HK$2.12 and the total consideration for the Acquisition is HK$2,391,755,189.20. Such consideration will be satisfied by the Company in cash upon Completion. The Company intends to fund the cash required to effect the Acquisition from its internal fund, external financing to be arranged through bank borrowings, or a combination of both.

The purchase price for each Acquisition Share of HK$2.12 represents:

(a)	a premium of approximately 22.54% over the closing price of HK$1.73 per Winsway Share as quoted on the Stock Exchange on the Last Trading Day; and

(b)

a premium of approximately 24.71% over the average closing price of approximately HK$1.70 per Winsway Share as traded on the Stock Exchange for the last twenty consecutive trading days prior to and including the Last Trading Day.

The consideration for the Acquisition has been arrived after arm's length negotiations between the parties and having regard to various factors, including, but not limited to, the prevailing market price of the Winsway Shares. The consideration for the Acquisition represents approximately 3.34% of the audited net asset value of the Company as at 31 December 2011 of RMB58,154,686,000 (equivalent to approximately HK$71,592,180,277) based on the audited consolidated statement of financial position of the Company as at 31 December 2011 prepared in accordance with International Financial Reporting Standards.

Conditions precedent

Completion of the Acquisition is conditional upon the fulfillment or waiver by the relevant party of the following conditions:

(i)

the Winsway Shares remained listed on the Main Board of the Stock Exchange from the date of the Share Sale and Purchase Agreement to the date of Completion and during which period no suspension in trading in excess of five consecutive trading days or such longer period of suspension as the Company considers acceptable and agrees in writing shall have occurred;

(ii)

the Company has completed to its satisfaction due diligence investigations (including but not limited to commercial, legal and financial due diligence) in respect of Winsway and its existing and potential assets, liabilities, businesses and operating conditions;

(iii)	the approval of the Acquisition and other arrangements contemplated under the Share Sale and Purchase Agreement by the Shareholders at a shareholders' general meeting;

(iv)

all necessary third party consents and approvals in respect of the Acquisition and the effect of the completion of the Acquisition, having been obtained by Winsway Resources, Winsway and/or the Company;

(v)

all necessary approvals, licences and authorizations from relevant PRC and overseas government and regulatory authorities in respect of the Acquisition and the effect of the completion of the Acquisition, having been obtained by Winsway Resources, Winsway and/or the Company;

(vi)	(if applicable) the Company has obtained the clearance from relevant competition regulatory authorities in respect of the Acquisition, or any applicable waiting period has expired;

(vii)

a written ruling from the Securities and Futures Commission that the Company is not required to make a general offer for all the Winsway Shares as a result of the Acquisition and that (if applicable) the Company and Winsway Resources (together with its associates (as defined under The Codes on Takeovers and Mergers and Share Repurchases of Hong Kong) who hold shares in Winsway) will not be deemed to be parties acting in concert; and

(viii)

all representations and warranties set out in the Share Sale and Purchase Agreement being true and accurate in all material respects and not misleading, and all undertakings set out in the Share Sale and Purchase Agreement being fulfilled and has not been violated, in any respect as of Completion.

Pursuant to the Share Sale and Purchase Agreement, the Company may at any time waive the above conditions (i), (ii), (iv) (so far as it concerns third party consents and approvals required to be obtained by Winsway Resources and Winsway), (vii) and (viii) (so far as it concerns representations, warranties and undertakings made by Winsway Resources) and Winsway Resources may at any time waive the above conditions (iv) (so far as it concerns third party consents and approvals required to be obtained by the Company) and (viii) (so far as it concerns representations and warranties made by the Company).

If any of the above conditions have not been fulfilled or waived by the parties on or before 30 September 2012 (or such other date as agreed in writing by the parties), any party of the Share Sale and Purchase Agreement may, in its sole discretion, terminate the Share Sale and Purchase Agreement by serving a written notice on the other parties. Upon such termination, no party shall have any claim against the other parties under the Share Sale and Purchase Agreement (save for any accrued rights and obligations thereof).

Completion

Completion shall take place on the fifth Business Day after the above conditions precedent have been fulfilled or waived, or on such other date after the fulfillment or the waiver of the conditions precedent as the parties to the Share Sale and Purchase Agreement may agree.

Nomination of new directors to Winsway by the Company

Pursuant to Share Sale and Purchase Agreement, the Company may nominate five director candidates to the board of directors of Winsway. Mr. Wang undertakes that he shall resign from the position of Chairman of the board of directors of Winsway upon Completion but shall continue to act as the Honorary Chairman of Winsway and provide consultancy services to Winsway for a period of one year after Completion.

Winsway Resources and Mr. Wang agree to exercise, and procure their respective controlled corporations to exercise, their respective voting rights as a shareholder of Winsway in favor of the appointment and re-election of any directors nominated by the Company.

Undertakings by Winsway Resources and Mr. Wang

Winsway Resources and Mr. Wang undertake to use reasonable endeavours to (i) procure that two of the existing five executive directors of Winsway shall remain as executive directors of Winsway for a period of one year after Completion; and (ii) maintain the stability of the personnel of key departments of Winsway, including but not limited to the logistics, sales and marketing, commercial intelligence and operations departments, so as to maintain the stable and continuous operation of Winsway.

Guarantee

In consideration of the Company entering into the Share Sale and Purchase Agreement, Mr. Wang (as the guarantor) unconditionally and irrevocably undertakes to the Company that he will guarantee, as sole and principal obligor, to the Company the due and punctual performance by Winsway Resources of all of its obligations, commitments and undertakings under or pursuant to the Share Sale and Purchase Agreement.

INFORMATION ON WINSWAY

Winsway is one of the leading suppliers of imported coking coal and particularly, one of the largest offtakers of Mongolian coking coal into China. Winsway's principal business includes procurement, transportation, storage, processing and marketing of coking coal, servicing the Chinese steel industry at large. The Winsway Shares are listed on the Main Board of the Stock Exchange.

In March 2012, Winsway completed the acquisition of a Canadian company, Grande Cache Coal Corporation in partnership with Marubeni Corporation of Japan, to further its vertical integration and to secure high-quality coal reserves with low ash content and volatility. For further details of such acquisition, please refer to the announcements of Winsway dated 1 November 2011, 9 February 2012, 10 February 2012 and 2 March 2012 and the shareholders circular of Winsway dated 13 February 2012.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Winsway is a third party independent of the Company and the connected persons of the Company. As at the date of this announcement, the Company does not, directly or indirectly, own any shares or interests in Winsway.

Financial information of Winsway

Based on the audited consolidated results of Winsway for the two years ended 31 December 2010 and 2011 prepared in accordance with International Financial Reporting Standards and as disclosed in the published annual results announcement of Winsway dated 27 March 2012, the audited consolidated net asset value of Winsway as at 31 December 2011 was HK$7,273,121,000, and the audited consolidated profit before taxation and net profit of Winsway were as follows:

	Year ended	Year ended
	31 December	31 December
	2011	2010
	(HK$'000)	(HK$'000)

Profit before taxation	1,422,836	1,180,153
Net profit	1,051,757	928,763

According to the unaudited pro forma financial information of the Winsway Group after completion of the acquisition of Grande Cache Coal Corporation as disclosed in the shareholders circular of Winsway dated 13 February 2012, which is prepared based on the unaudited consolidated statement of financial position of the Winsway Group as at 30 June 2011 and the audited consolidated statements of financial position of Grande Cache Coal Corporation and its subsidiaries as at 30 September 2011, the unaudited pro forma net asset value of the Winsway Group after completion of the acquisition of Grande Cache Coal Corporation is HK$9,173,410,000.

INFORMATION OF THE COMPANY

The Company is a joint stock limited company established in the PRC; its shares are listed on the Stock Exchange and the Shanghai Stock Exchange respectively, and its American depositary receipts are listed on the New York Stock Exchange.

The Group is principally engaged in mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products; and trading of other non-ferrous metal products. The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC, and also the second largest producer of alumina as well as the third largest producer of primary aluminum in the world.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Company wishes to acquire a stake in Winsway as it aligns with the Company's strategy to expand its business scope to other resources which include coal to achieve full integration of coal and aluminum operations and to further strengthen the Group's downstream logistics operations by leveraging the strength and competitive advantage of Winsway in the transportation, storage, processing and marketing of coking coal. The Acquisition will also allow further integration with the Company's other investments in the coal sector and in particular the Company's coal related business such as the coal trading agreements in respect of coal from Mongolia and the proposed acquisition of SouthGobi Resources Ltd.

The Company has considerable management experience of making overseas investment and possesses important requisites including capital, local knowledge, know-how and long-term commitment to build an integrated value chain from upstream mining to downstream logistics.

Upon successful completion of the Acquisition, the Company will become the single largest shareholder of Winsway and its representative directors, whom will be nominated by the Company and be appointed to the board of directors of Winsway upon Completion, will cooperate with the existing management teams of Winsway to achieve integration of the coal operation and downstream logistics of the Company and Winsway.

The Directors are of the view that the Share Sale and Purchase Agreement are on normal commercial terms, are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATIONS

Since the applicable percentage ratio under Rule 14.07 of the Listing Rules in respect of the Acquisition (being the profits ratio) exceeds 25% but is below 100%, the Acquisition constitutes a major transaction of the Company and is subject to reporting, announcement and shareholders' approval requirements under Chapter 14 of the Listing Rules.

As a major transaction of the Company under Chapter 14 of the Listing Rules, the Acquisition is subject to approval by the Shareholders at a general meeting. To the best knowledge of the Company, as at the date of this announcement, no Shareholder has a material interest in the Acquisition which would require him/her to abstain from voting at the general meeting to be convened to, among other things, consider and approve the Acquisition.

The Group had no other prior transactions with Mr. Wang, Winsway Resources, Winsway and their respective associates which require aggregation with the Acquisition under Rule 14.22 of the Listing Rules.

DESPATCH OF CIRCULAR

The Company shall convene a general meeting to seek the approval of the Acquisition by the Shareholders and aims to despatch to the Shareholders a circular setting out, among other things, further details of the Acquisition and information about the Company and Winsway, on or about 9 June 2012. The Company may not be able to despatch the circular 15 Business Days after the date of this announcement due to the time required to prepare the relevant financial and other information as required to be included in the circular under the Listing Rules.

The Shareholders and potential investors should be aware that the Acquisition is subject to certain conditions being satisfied, and consequently the Acquisition may or may not proceed. Accordingly, they are advised to exercise caution when dealing in the securities of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meaning:

"Acquisition"	the acquisition of the Acquisition Shares by the Company from Winsway Resources pursuant to the Share Sale and Purchase Agreement

"Acquisition Shares"	1,128,186,410 Winsway Shares to be acquired by the Company from Winsway Resources pursuant to the Share Sale and Purchase Agreement and an "Acquisition Share" shall be construed accordingly

"associates"	has the meaning ascribed to this term under the Listing Rules

"Board"	the board of directors of the Company

"Business Day"	a day on which banks are generally open for business in Hong Kong (excluding Saturdays, Sundays and public holidays)

"Company"

Aluminum Corporation of China Limited (), a joint stock limited company established in the PRC with limited liability, the A shares, H shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange (Stock Code: 601600), The Stock Exchange of Hong Kong Limited (Stock Code: 2600) and the New York Stock Exchange, Inc. (NYSE: ACH), respectively

"Completion"	completion of the Acquisition in accordance with the terms of the Share Sale and Purchase Agreement

"connected person"	has the meaning ascribed to this term under the Listing Rules

"Director(s)"	the director(s) of the Company

"Group"	the Company and its subsidiaries

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Last Trading Day"	20 April 2012, being the last trading day of the Winsway Shares prior to the date of the Share Sale and Purchase Agreement

"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Mr. Wang"

Wang Xingchun, the existing Chairman and Chief Executive Officer of Winsway and the ultimate controlling shareholder interested in approximately 48.64% of the total issued share capital of Winsway as at the date of this announcement, and a Belgium national

"PRC"	the People's Republic of China, and for the purposes of this announcement only, excluding Hong Kong, Macau and Taiwan

"Share(s)"	the share(s) of the Company

"Shareholder(s)"	the holder(s) of share(s) of the Company

"Share Sale and Purchase Agreement"

the Share Sale and Purchase Agreement dated 23 April 2012 and entered into among the Company (as the purchaser), Winsway Resources (as the seller) and Mr. Wang (as the guarantor) in relation to the Acquisition

"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Winsway"

Winsway Coking Coal Holdings Limited, a company incorporated in the British Virgin Islands with limited liability, the shares of which are listed on The Stock Exchange of Hong Kong Limited (Stock Code: 1733)

"Winsway Group"	Winsway and its subsidiaries

"Winsway Resources"

Winsway Resources Holdings Limited, a company incorporated under the laws of the British Virgin Islands with limited liability and indirectly wholly owned by Mr. Wang, and which holds approximately 43.12% of the total issued share capital of Winsway as at the date of this announcement

"Winsway Share(s)"	the ordinary share(s) with no par value of Winsway

"%"	per cent.

Unless otherwise specified in this announcement, translations of RMB into HK$ are made in this announcement for illustration only, at the rate of RMB0.812305 to HK$1.00. No representation is made that any amounts in Renminbi could have been or could be converted at that rate or at any other rates or at all.

By order of the board of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
23 April 2012

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purposes only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary